UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Arrival

(Name of Issuer)

Ordinary Shares, accounting value per share

(Title of Class of Securities)

L0423Q108

(CUSIP Number)

Csaba Horváth

Kinetik S.à r.l.

60A, rue des Bruyères, L-1274 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0423Q108	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons. Kinetik S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 390,035,800
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 390,035,800
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 390,035,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 61.11%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	13D	Page 3 of 11 Pages

1.	Names of Reporting Persons. Kinetik Finance SARL
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,620,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,620,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,620,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.33%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	13D	Page 4 of 11 Pages

1.	Names of Reporting Persons. The Kinetik Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 417,655,800
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 417,655,800
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 417,655,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 65.44%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	Page 5 of 11 Pages

This Amendment No. 4 to the joint statement on Schedule 13D with respect to the ordinary shares, accounting value per share (the “Ordinary Shares”), of Arrival, a joint stock company governed by the laws of the Grand Duchy of Luxembourg (the “Issuer”), filed by the Reporting Persons (as defined below) on March 24, 2021, as amended by Amendment No. 1 to Schedule 13D filed on June 7, 2021, as amended by Amendment No. 2 to Schedule 13D filed on April 11, 2022, and as amended by Amendment No. 3 to Schedule 13D filed on July 1, 2022 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 638,237,901 Ordinary Shares outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed pursuant to Rule 13a-16 or 15d-16 on August 12, 2022. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of August 31, 2022, unless otherwise indicated. Such numbers reflect that, on August 31, 2022, Kinetik Finance transferred 11,000,000 Ordinary Shares to Kinetik for no consideration. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

Kinetik beneficially owns 390,035,800 Ordinary Shares, or approximately 61.11% of the outstanding Ordinary Shares, Kinetik Finance beneficially owns 27,620,000 Ordinary Shares, or approximately 4.33% of the outstanding Ordinary Shares, the Foundation beneficially owns 417,655,800 Ordinary Shares, or approximately 65.44% of the outstanding Ordinary Shares, and the Reporting Persons beneficially own, in the aggregate, 417,655,800 Ordinary Shares, or approximately 65.44% of the outstanding Ordinary Shares.

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than Kinetik as set forth in the table below, effected any transaction in the Ordinary Shares since July 1, 2022 (the date on which Amendment No. 3 to the Schedule 13D was filed):

Date of Sale	Shares Sold (#)	Sale Price per Share ($)
7/5/2022	250,000	$1.6173	[1]

[1]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.49 to $1.68 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	Page 6 of 11 Pages

7/6/2022	250,000	$ 1.6416 [2]
7/7/2022	250,000	$ 1.6234 [3]
7/8/2022	250,000	$ 1.6725 [4]
7/11/2022	250,000	$ 1.5279 [5]
7/12/2022	238,561	$ 1.5097 [6]
7/13/2022	200,000	$ 1.4615 [7]
7/14/2022	200,000	$ 1.4281 [8]
7/15/2022	200,000	$ 1.4533 [9]
7/18/2022	231,321	$ 1.5030 [10]
7/19/2022	250,000	$ 1.5046 [11]

[2]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.59 to $1.73 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[3]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.595 to $1.69 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[4]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.58 to $1.73 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[5]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.50 to $1.63 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[6]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.44 to $1.57 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[7]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.40 to $1.53 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[8]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.385 to $1.46 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[9]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.425 to $1.50 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[10]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.44 to $1.56 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[11]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.47 to $1.53 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	Page 7 of 11 Pages

7/20/2022	250,000	$1.7280	[12]
7/21/2022	250,000	$1.7853	[13]
7/22/2022	250,000	$1.6050	[14]
7/25/2022	250,000	$1.5525	[15]
7/26/2022	200,000	$1.4758	[16]
7/27/2022	250,000	$1.5215	[17]
7/28/2022	250,000	$1.5797	[18]
7/29/2022	250,000	$1.5609	[19]
8/1/2022	250,000	$1.5641	[20]
8/2/2022	250,000	$1.6380	[21]

[12]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.53 to $1.84 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[13]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.75 to $1.88 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[14]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.545 to $1.78 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[15]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.53 to $1.62 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[16]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.46 to $1.52 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[17]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.485 to $1.57 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[18]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.51 to $1.62 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[19]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.545 to $1.62 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[20]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.51 to $1.60 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[21]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.55 to $1.70 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	Page 8 of 11 Pages

8/3/2022	250,000	$ 1.7411 [22]
8/4/2022	250,000	$ 1.7871 [23]
8/5/2022	250,000	$ 1.6610 [24]
8/8/2022	250,000	$ 1.8439 [25]
8/9/2022	250,000	$ 1.7367 [26]
8/10/2022	250,000	$ 1.8077 [27]
8/11/2022	200,000	$ 1.5346 [28]
8/12/2022	200,000	$ 1.4006 [29]
8/15/2022	200,000	$ 1.3696 [30]
8/16/2022	200,000	$ 1.3821 [31]

[22]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.67 to $1.79 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[23]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.73 to $1.87 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[24]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.62 to $1.72 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[25]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.72 to $1.90 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[26]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.69 to $1.86 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[27]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.73 to $1.87 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[28]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.3901 to $1.67 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[29]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.365 to $1.46 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[30]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.335 to $1.46 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[31]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.345 to $1.44 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	Page 9 of 11 Pages

8/17/2022	200,000	$ 1.3366 [32]
8/18/2022	200,000	$ 1.3428 [33]
8/19/2022	200,000	$ 1.2784 [34]
8/22/2022	200,000	$ 1.2066 [35]
8/23/2022	200,000	$ 1.1973 [36]
8/24/2022	200,000	$ 1.2153 [37]
8/25/2022	200,000	$ 1.2102 [38]
8/26/2022	200,000	$ 1.1849 [39]
8/29/2022	200,000	$ 1.1563 [40]

[32]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.31 to $1.40 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[33]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.31 to $1.375 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[34]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.245 to $1.32 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[35]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.17 to $1.25 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[36]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.185 to $1.22 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[37]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.18 to $1.25 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[38]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.20 to $1.23 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[39]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.165 to $1.25 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[40]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.114 to $1.18 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	Page 10 of 11 Pages

8/30/2022	200,000	$ 1.1356 [41]
8/31/2022	200,000	$ 1.1110 [42]

The sale prices do not reflect brokerage commissions paid. All such sales were made pursuant to the Plan.

2. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

* * *

[41]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.12 to $1.16 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[42]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.085 to $1.15 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 2, 2022

KINETIK S.À R.L.

By:	/s/ Csaba Horváth
Name: Csaba Horváth
Title: Manager

KINETIK FINANCE SARL

By:	/s/ Gilles Dusemon
Name: Gilles Dusemon
Title: Manager

THE KINETIK FOUNDATION

By:	/s/ Gavin Ferguson
Name: Gavin Ferguson
Title: Councillor

By:	/s/ Filippo Noseda
Name: Filippo Noseda
Title: Councillor